                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

                         Commission file number 1-12981

                   AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                            (Full title of the plan)

                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   AMETEK 401(K) Plan for Acquired Businesses

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 2005 and 2004

                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................    2
Audited Financial Statements:
   Statements of Assets Available for Benefits.............................    3
   Statements of Changes in Assets Available for Benefits..................    4
   Notes to Financial Statements...........................................    5
Supplemental Schedule:
   Schedule H, Line 4i  Schedule of Assets (Held at End of Year)...........   12
Signatures.................................................................   13
Exhibit Index..............................................................   14

             Report of Independent Registered Public Accounting Firm

Plan Administrative Committee
AMETEK 401(K) Plan for Acquired Businesses

We have audited the accompanying statements of assets available for benefits of the AMETEK 401(K) Plan for Acquired Businesses as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 12, 2006

                   AMETEK 401(K) Plan for Acquired Businesses

                   Statements of Assets Available for Benefits

                                             DECEMBER 31,
                                      -------------------------
                                         2005          2004
                                      -----------   -----------
ASSETS:
Investments, at fair value            $50,633,779   $46,135,724
                                      -----------   -----------
Receivables:
   Employer contributions                  32,952            --
   Participants contributions              71,245            --
                                      -----------   -----------
      Total receivables                   104,197            --
                                      -----------   -----------
      Assets available for benefits   $50,737,976   $46,135,724
                                      ===========   ===========

                             See accompanying notes.

                   AMETEK 401(K) Plan for Acquired Businesses

             Statements of Changes in Assets Available for Benefits

                                                    YEARS ENDED DECEMBER 31,
                                                   -------------------------
                                                       2005          2004
                                                   -----------   -----------
ADDITIONS:
Contributions:
   Employer                                        $ 1,123,647   $ 1,143,242
   Participants                                      2,602,946     2,514,037
   Participant rollovers from other plans              193,795       552,258
                                                   -----------   -----------
                                                     3,920,388     4,209,537
                                                   -----------   -----------
Investment income:
   Net appreciation in fair value of investments     1,730,212     4,141,815
   Interest and dividend income                      1,496,948       946,996
                                                   -----------   -----------
                                                     3,227,160     5,088,811
                                                   -----------   -----------
Total additions                                      7,147,548     9,298,348
                                                   -----------   -----------
DEDUCTIONS:
Benefits paid to participants                       (2,545,296)   (2,709,382)
                                                   -----------   -----------
Total deductions                                    (2,545,296)   (2,709,382)
                                                   -----------   -----------
Net increase                                         4,602,252     6,588,966
Assets available for benefits:
   Beginning of year                                46,135,724    39,546,758
                                                   -----------   -----------
   End of year                                     $50,737,976   $46,135,724
                                                   ===========   ===========

                             See accompanying notes.

                   AMETEK 401(K) Plan for Acquired Businesses
                          Notes to Financial Statements
                                December 31, 2005

1. DESCRIPTION OF PLAN

GENERAL

The following brief description of the AMETEK 401(K) Plan for Acquired Businesses ("the Plan") provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a tax-deferred 401(k) defined contribution savings plan. The Plan provides eligible employees of businesses acquired by AMETEK, Inc. ("AMETEK", or "the Company"), an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note
3).

CONTRIBUTIONS

Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Beginning January 1, 2004, certain groups of participants will have an opportunity to invest up to 75% of their compensation, as defined by the Plan. Participants may also contribute amounts representing rollovers from other qualified plans. Also in connection with business acquisitions by AMETEK, account balances from certain other plans may be transferred into the Plan, or into a separate 401(k) retirement and savings plan sponsored by AMETEK. No such transfers were made during 2005 and 2004. The Plan provides for Company contributions equal to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 2% to 6% of the participants' compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested. However, the Company may make its matching contribution payment to the Plan at anytime prior to the due date prescribed by law for filing the Company's federal income tax return for that Plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant's account.

VESTING

Participants are fully vested at all times in both their contributions to the Plan and in Company contributions.

                   AMETEK 401(K) Plan for Acquired Businesses
                          Notes to Financial Statements
                                December 31, 2005

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan's Administrative Committee. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2005 and 2004 ranged between 5% and 11.5%. Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2005 and 2004, respectively, totaled $1,492,853 and $1,256,749 are included in investments in the accompanying statements of assets available for benefits.

PAYMENT OF BENEFITS

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account or elect to receive payment in installments up to a 15 year period, subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

PLAN TERMINATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.

                   AMETEK 401(K) Plan for Acquired Businesses
                          Notes to Financial Statements
                                December 31, 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENTS AND PRESENTATION FORMAT

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with U.S. generally accepted accounting principles (see Note 6). The accompanying financial statements have been prepared in accordance with Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters."

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common/collective trust is based on quoted redemption values on the last business day of the plan year. Short-term investments are carried at the fair value established by the issuer and/or the trustee. The participant loans are valued at their outstanding book value, which approximates fair value.

                   AMETEK 401(K) Plan for Acquired Businesses
                          Notes to Financial Statements
                                December 31, 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The net appreciation or depreciation of investments represents the sum of the change in the difference between year-end market value and cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

3. INVESTMENT PROGRAMS

At December 31, 2005 and 2004, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest of the Plan.

A participant may direct contributions (up to certain specified limits) in any of the following investment options.

     -    AMETEK Stock Fund

     -    Vanguard Retirement Savings Master Trust

     -    Registered investment companies:

          -    Vanguard Total Bond Market Index Fund

          -    Vanguard LifeStrategy Funds

          -    Vanguard Wellington Fund

          -    Vanguard Windsor II Fund

          -    Vanguard PRIMECAP Fund

          -    Vanguard Small-Cap Index Fund

          -    Vanguard 500 Index Fund

          -    Evergreen Small Cap Value Fund

          -    Julius Baer International Equity Fund

          -    BlackRock Small Cap. Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

                   AMETEK 401(K) Plan for Acquired Businesses
                          Notes to Financial Statements
                                December 31, 2005

3. INVESTMENT PROGRAMS (CONTINUED)

The fair values of individual investments that represent 5% or more of the Plan's assets at year-end are as follows:

                                                   DECEMBER 31,
                                             ------------------------
                                                 2005         2004
                                             -----------   ----------
Vanguard PRIMECAP Fund                       $10,081,585   $9,191,573
Vanguard 500 Index Fund                        8,643,772    6,571,133
Vanguard LifeStrategy Moderate Growth Fund     5,445,794    4,953,373
Vanguard Retirement Savings Master Trust       5,323,146    2,691,698
Vanguard Wellington Fund                       3,415,097    3,153,427
Vanguard LifeStrategy Growth Fund              3,293,100    2,962,857
Vanguard Windsor II Fund                       3,007,567    2,472,763
AMETEK Stock Fund *                            2,602,471           --
Vanguard Prime Money Market Fund **                   --    2,310,951

* At December 2004, this investment represented less than 5% of the fair value of the Plan's assets.

** Effective March 31, 2005, all balances in this fund were rolled into the Vanguard Retirement Savings Master Trust.

During 2005 and 2004 the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

                                        DECEMBER 31,
                                  -----------------------
                                     2005         2004
                                  ----------   ----------
Common stock                      $  408,761   $  612,588
Registered investment companies    1,321,451    3,529,227
                                  ----------   ----------
                                  $1,730,212   $4,141,815
                                  ==========   ==========

                   AMETEK 401(K) Plan for Acquired Businesses
                          Notes to Financial Statements
                                December 31, 2005

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 24, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the above determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, continues to be qualified and the related trust is tax exempt.

5. ADMINISTRATIVE EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company elected to pay such expenses directly.

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan's Form 5500:

                                                                    DECEMBER 31,
                                                             --------------------------
                                                                 2005          2004
                                                             -----------   ------------
Assets available for benefits per the financial statements   $50,737,976   $ 46,135,724
Amounts owed to withdrawing participants                              --        (44,903)
                                                             -----------   ------------
Assets available for benefits per Form 5500                  $50,737,976   $ 46,090,821
                                                             ===========   ============

                   AMETEK 401(K) Plan for Acquired Businesses
                          Notes to Financial Statements
                                December 31, 2005

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2005, per the financial statements to the Form 5500:

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                               2005
                                                                           ------------
Benefits paid to participants per the financial statements                  $2,545,296
Add: Amounts allocated to withdrawing participants at December 31, 2005             --
Less: Amounts allocated to withdrawing participants at December 31, 2004       (44,903)
                                                                            ----------
Benefits paid to participants per Form 5500                                 $2,500,393
                                                                            ==========

Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7. PLAN AMENDMENT

Effective September 3, 2004, the Plan was amended to designate AMETEK, Thermal Instruments, Inc. (Bargained Employees Only) as a participating employer in the Plan.

                   AMETEK 401(K) Plan for Acquired Businesses
                        Form 5500, Schedule H, Line 4i__
                    Schedule of Assets (Held at End of Year)
                                December 31, 2005

                                                       Description of investment, including
                                                         maturity date, rate of interest,       Current
Identity of issue, borrower, lessor or similar party    collateral, par, or maturity value       Value
----------------------------------------------------   ------------------------------------   -----------
AMETEK Stock Fund*                                     Common Stock Fund                      $ 2,602,471
Vanguard Retirement Savings Master Trust *             Common/Collective Trust                  5,323,146
Vanguard Total Bond Market Index Fund*                 Registered Investment Company            2,002,633
Vanguard LifeStrategy Conservative Growth Fund*        Registered Investment Company              920,014
Vanguard LifeStrategy Growth Fund*                     Registered Investment Company            3,293,100
Vanguard LifeStrategy Moderate Growth Fund*            Registered Investment Company            5,445,794
Vanguard Wellington Fund*                              Registered Investment Company            3,415,097
Vanguard Windsor II Fund*                              Registered Investment Company            3,007,567
Vanguard PRIMECAP Fund*                                Registered Investment Company           10,081,585
Vanguard Small-Cap Index Fund*                         Registered Investment Company            1,797,695
Vanguard 500 Index Fund*                               Registered Investment Company            8,643,772
Evergreen Small Cap Value Fund                         Registered Investment Company              103,965
Julius Baer International Equity Fund                  Registered Investment Company            1,483,956
BlackRock Small Cap Fund                               Registered Investment Company            1,020,131
Participant Loans*                                     Interest rates ranging from
                                                       5.0% to 11.0%                            1,492,853
                                                                                              -----------
                                                                                              $50,633,779
                                                                                              ===========

----------
*    Indicates party-in-interest to the Plan

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMETEK 401(K) Plan
                                        for Acquired Businesses
                                        (Name of Plan)


Dated: June 16, 2006                    By: /s/ John J. Molinelli
                                            ------------------------------------
                                            John J. Molinelli, Member,
                                            Administrative Committee

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                                  EXHIBIT INDEX

Exhibit Number   Description
--------------   -----------
      23         Consent of Independent Registered Public Accounting Firm